As Filed Pursuant to Rule 424(b)(5)

Registration No. 333-268143

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 8, 2022 and

Prospectus Supplement dated July 15, 2025)

Up to $36,585,515

Common Stock

This prospectus supplement (this “Current Prospectus Supplement”) supplements the prospectus dated November 8, 2022 (the “Base Prospectus”) and the prospectus supplement dated July 15, 2025 (the “Initial Prospectus Supplement”, and together with the Base Prospectus, the “ATM Prospectus”), relating to the offer and sale of shares of our common stock from time to time pursuant to the terms of the At Market Issuance Sales Agreement, dated July 15, 2025 (the “Agreement”), with B. Riley Securities, Inc. as sales agent. This Current Prospectus Supplement should be read in conjunction with the ATM Prospectus. This Current Prospectus Supplement is qualified by reference to the ATM Prospectus, except to the extent that the information presented herein supersedes the information contained in the ATM Prospectus. This Current Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus and any future amendments or supplements thereto.

As of the date hereof, the aggregate market value of our outstanding common stock held by non-affiliates, calculated in accordance with General Instruction I.B.6 of Form S-3 under the Securities Act of 1933, as amended (our “public float”), was approximately $98.8 million, based on 1,539,804 outstanding shares of common stock held by non-affiliates as of August 12, 2025, at a price of $64.17 per share as of July 11, 2025, which was the highest closing sale price of our common stock on the Nasdaq Capital Market within 60 days of the filing date of this Current Prospectus Supplement.

We are filing this Current Prospectus Supplement to amend the ATM Prospectus to update our public float and indicate that, since our public float is above $75.0 million, we are no longer subject to the sales limitations of General Instruction I.B.6 of Form S-3 with respect to the registration statement of which the ATM Prospectus, as amended hereby, forms a part. If we become subject to the limitations of such General Instruction I.B.6 in the future, we will file another supplement to the ATM Prospectus.

Through August 21, 2025, we have offered and sold 478,462 shares of common stock for gross proceeds of $13,414,485 pursuant to the Agreement. Accordingly, because we are no longer subject to the sales limitations of such General Instruction I.B.6, we may offer and sell up to an additional $36,585,515 of shares of common stock pursuant to the Agreement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “INKT”. On August 21, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $14.95 per share.

You should read carefully and consider the “Risk Factors” referenced on page S-5 of the ATM Prospectus and the risk factors described in other documents incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Sole Sales Agent

B. Riley Securities

The date of this prospectus supplement is August 22, 2025.